Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three
	months
	ended
	September
	30,	Year ended June 30,
	2015	2015	2014	2013	2012	2011
		(in thousands, except for ratio of earnings to fixed charges)

Fixed charges
Interest expensed and capitalized	$974	$4,456	$7,473	$7,966	$9,345	$8,672
Amortized premiums, discounts and capitalized expenses related to indebtedness					-	-
Estimate of the interest within rental expense	170	650	709	1,430	678	628
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-	-

Fixed charges	1,144	5,106	8,182	9,396	10,023	9,300

Earnings
Add	35,950	145,524	117,324	36,675	70,404	45,710

Pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	34,516	140,418	109,142	27,279	60,381	36,410
Fixed charges	1,144	5,106	8,182	9,396	10,023	9,300

Amortization of capitalized interest	-	-	-	-	-	-
Distributed income of equity investees	290	-	-	-	-	-
Your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-	-

Less	120	328	-	-	-
Interest capitalized					-	-
Preference security dividend requirements of consolidated subsidiaries					-	-
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	120	328			-	-

Earnings	35,830	$145,196	$117,324	$36,675	$70,404	$45,710

Ratio of earnings to fixed charges	31.32	28.44	14.34	3.90	7.02	4.92